SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549

                         SCHEDULE 13D/A
                         AMENDMENT NO. 1

            Under the Securities Exchange Act of 1934

                      Southwest Bancorp, Inc.
                         (Name of Issuer)

              Common Stock, par value $1.00 per share
                 (Title and Class of Securities)

                            844767103
                          (Cusip Number)


    American Fidelity Assurance Company, 2000 Classen Blvd., Oklahoma City,
        Oklahoma 73106, Attn: Stephen P. Garrett, Senior Vice President
                             (405) 523-5200
Name, Address and Telephone Number of Person Authorized To Receive Notices and communications)

                            September 13, 1996
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1-(b)(3) or (4), check the following box   [  ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     AMENDMENT NO. 1 TO SCHEDULE 13D


CUSIP  844767103
- -----------------------------------------------------------------------------
          NAME OF REPORTING PERSON
     1.   American Fidelity Assurance Company
          73-0714500
- -----------------------------------------------------------------------------
/ /  2.   Check Appropriate Box if a Member of A Group
- -----------------------------------------------------------------------------
     3.   SEC Use Only
- -----------------------------------------------------------------------------
     4.   Source of Funds:    WC
- -----------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
- -----------------------------------------------------------------------------
     6.   Citizenship of Place of Organization - Oklahoma
- -----------------------------------------------------------------------------
     Number         7.   Sole Voting Power: 246,300 shares
     of Shares      ---------------------------------------------------------
     Beneficially
     Owned by
     Each           8.   Shared Voting Power
     Reporting      ---------------------------------------------------------
     Person         9.   Sole Dispositive Power: 246,300 shares
     With           ---------------------------------------------------------
                   10.   Shared Dispositive Power
- -----------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                         246,300
- -----------------------------------------------------------------------------
/ /  12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
- -----------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)
                         6.55%
- -----------------------------------------------------------------------------
     14.  Type of Reporting Person   IC
- -----------------------------------------------------------------------------

Item 1.   Security and Issuer

     This Amendment No. 1 to Schedule 13D is filed with the Securities and Exchange Commission by American Fidelity Assurance Company, an Oklahoma corporation ("AFA"), in respect of its ownership of shares of common stock, par value of $1.00 per share of Southwest Bancorp, Inc., 608 South Main Street, Stillwater, Oklahoma, 74074. This Amendment is filed to report an increase in shares owned.

Item 2.   Identity and Background.

          No change.

Item 3.   Source and Amount of Funds or Other Consideration

     Stock in the issuer was purchased with working capital of AFA.

Item 4.   Purpose of Transaction

          No change.

Item 5.   Interest in Securities of the Issuer.

     (a) AFA beneficially owns 246,300 shares of the common stock of the issuer, which as of September 13, 1996 represented 6.55% of the 3,761,812 shares outstanding of the issuer. No other persons hold a beneficial interest in the shares of the issuer owned by AFA.

     (b) AFA has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares reported herein.

     (c) A list of the transactions in shares of the issuer by AFA that were effected during the past 60 days by AFA is shown below.

          No. of    Purchase/         Price          Type of
Date      Shares      Sale          Per Share      Transaction
- ----      ------    ---------       ---------      -----------
09/13/96   20,000    Purchase        $18.625        Open Market
09/12/96   10,000    Purchase         18.75         Open Market
09/09/96    2,500    Purchase         18.75         Open Market
09/06/96    3,500    Purchase         18.75         Open Market
07/22/96    3,000    Purchase         18.50         Open Market
07/16/96    4,000    Purchase         18.50         Open Market

     (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares.

     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          No change.

Item 7.   Material to be Filed as Exhibits.

          None

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 16, 1996             AMERICAN FIDELITY ASSURANCE COMPANY

                                      By: JOHN W. REX
                                          John W. Rex, President